	New York Northern California Washington DC São Paulo London	Paris Madrid Hong Kong Beijing Tokyo

Derek Dostal
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4322 tel derek.dostal@davispolk.com

March 18, 2021

Re:	Corsair Partnering Corporation

Registration Statement on Form S-1

Filed March 8, 2021
File No. 333-254003

Ms. Maryse Mills-Apenteng

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Mills-Apenteng,

On behalf of our client, Corsair Partnering Corporation, a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated March 17, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting Amendment No. 1 to the Registration Statement (the “Amendment No. 1”) together with this response letter.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Registration Statement on Form S-1 filed March 8, 2021

General

1.	We note that your warrant agreement includes an exclusive forum provision in Section 9.3. Please clarify whether this provision is applicable to investors in this offering and, if so, whether it applies to claims under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision is applicable to investors in this offering, please revise your prospectus to discuss the provision, including any risks or other impacts on investors, and whether there is uncertainty as to its enforceability. If the provision does not apply to actions arising under the Securities Act, please also ensure that the provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

Ms. Mills-Apenteng U.S. Securities and Exchange Commission	2	March 18, 2021

Response:	The Company acknowledges the Staff’s comment and has revised Section 9.3 of the form of warrant agreement to remove any limitations to where claims may be brought (e.g., the courts of the State of New York or the United States District Court for the Southern District of New York). As revised, the form of warrant agreement filed as Exhibit 4.4 to Amendment No. 1 does not contain any provision limiting where claims may be brought, including for claims that arise under the Securities Act or Exchange Act. As a result of the foregoing revisions, the Company does not believe that any additional disclosure, including risk factor disclosure, is appropriate.

*****

Please do not hesitate to contact me at (212) 450-4322 or derek.dostal@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Derek Dostal

Derek Dostal, Esq.

cc:	Via E-mail

D.T. Ignacio Jayanti, Chief Executive Officer

Jeremy S. Schein, President

Paul Cabral, Chief Financial Officer